                                                                    Exhibit 99.1

(1)             In accordance with Securities and Exchange Commission Release
        No. 34-39538 (January 12, 1998), this Form 4 is being jointly filed by
        (i) Credit Suisse, a Swiss bank (the "Bank"), on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative
        Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division"), and (ii) DLJMB HRH VoteCo,
        LLC, a Delaware limited liability company ("DLJMB VoteCo" and together with the Bank, the "Reporting Persons"). The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH
        8070 Zurich, Switzerland. The address of the Bank's principal business and office in the United States and DLJMB VoteCo's principal business and office is Eleven Madison Avenue, New York, New York 10010.

                The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc., a
        Delaware corporation ("CS Hldgs USA Inc"). The address of CS Hldgs USA
        Inc's principal business and office is Eleven Madison Avenue, New York,
        New York 10010. The ultimate parent company of the Bank and CS Hldgs USA
        Inc, and the direct owner of the remainder of the voting stock of CS
        Hldgs USA Inc, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

                CS Hldgs USA Inc owns all of the voting stock of Credit Suisse
        (USA), Inc., a Delaware corporation and holding company ("CS USA Inc").
        CS USA Inc owns all the voting stock of Credit Suisse Private Equity,
        Inc., a Delaware corporation ("CSPE Inc"). CS USA Inc also is the sole member of Credit Suisse Securities (USA) LLC, a Delaware limited liability company and a registered broker-dealer ("CS Sec USA LLC"). The address of the principal business and office of each of CS USA Inc, CSPE
        Inc. and CS Sec USA LLC is Eleven Madison Avenue, New York, New York
        10010.

                Steven Rattner, Neal Pomroy and Ryan Sprott have constituted
        DLJMB VoteCo, which may be deemed to have beneficial ownership of the voting Class A Membership Interests held by it. DLJ Merchant Banking IV,
        L.P., a Delaware limited partnership ("DLJMB IV"), has indirect dispositive power over the non-voting Class B Membership Interests held by DLJ MB IV HRH, LLC, a Delaware limited liability company ("DLJMB IV
        HRH"), and DLJ Merchant Banking Partners IV, L.P., Delaware limited partnership ("DLJMBP IV"). DLJMB IV exercises its investment acquisition and disposition power through the actions of an investment committee, which, for purposes of disposing of DLJMB IV HRH's and DLJMBP IV's investments in the non-voting Class B Membership Interests, includes
        Messrs. Rattner, Pomroy and Sprott. DLJ Merchant Banking, Inc., a
        Delaware corporation ("DLJMB"), is the general partner of DLJMB IV. Each of Messrs. Rattner, Pomroy and Sprott is an officer of DLJMB. DLJMB is an indirect subsidiary of CS Hldgs USA Inc. The address of the principal business and office of each of DLJMB IV and DLJMB is Eleven Madison
        Avenue, New York, New York, 10010. The address of each of Messrs.
        Rattner, Pomroy and Sprott is Eleven Madison Avenue, New York, New York,
        10010.

                CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the
        Asset Management division and the Private Banking division. The
        Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments.
        The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG's business address is
        Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

                CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Reporting Persons. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking
        division (other than the U.S. PCS Business) (the "Non-U.S. PB
        Business")) may be deemed to beneficially own Class A Membership
        Interests. CSG, the Traditional AM Business and the Non-U.S. PB Business
        disclaim beneficial ownership of the Class A Membership Interests owned by DLJMB VoteCo.

(2)             DLJMB IV HRH, DLJMBP IV and DLJMB VoteCo (the "DLJMB Parties")
        and Morgans Hotel Group Co., a Delaware corporation, and Morgans Group
        LLC, a Delaware limited liability company (the "Morgans Parties"), have entered into an Amended and Restated Limited Liability Company Agreement
        of the Registrant (the "JV Agreement"), which governs their relationship as members of the Registrant. Under the JV Agreement, if the
        Registrant's members make contributions to the Registrant (in cash or by posting letters of credit in accordance with the JV Agreement) on a non pro rata basis, then the percentage interests of the members in the
        Registrant are adjusted to take into consideration such disproportionate contribution (according to formulas set forth in the JV Agreement).

                On April 2, 2008, DLJMB IV HRH posted a letter of credit on behalf of the DLJMB Parties to the lenders under the Registrant's commercial mortgage backed securities loan facility (the "CMBS facility") in the amount of approximately $0.5 million to satisfy pre-construction draw requirements under the CMBS facility. DLJMB VoteCo received credit for approximately $1.35 of such letter of credit. The
        Morgans Parties did not participate in this capital call. As a result,
        DLJMB VoteCo was entitled to receive beneficial ownership of an additional approximate 0.1% Class A Membership Interest upon the receipt of certain regulatory approvals.

(3)             On February 14, 2008, DLJMB IV HRH posted a letter of credit on behalf of the DLJMB Parties to the lenders under the CMBS facility in the amount of approximately $110.0 million to postpone an amortization payment due under the CMBS facility to August 2, 2008. The DLJMB Parties and the Morgans Parties are currently discussing the treatment of such letter of credit for purposes of the parties' percentage interests in the Registrant. As of April 2, 2008, DLJMB VoteCo had contributed capital representing a 69.5% Class A Membership Interest, disregarding the letter of credit posted on February 14, 2008. As of April 2, 2008,
        DLJMB VoteCo beneficially owned 66.7% of such Class A Membership
        Interest and was entitled to receive beneficial ownership of approximately 2.8% of such Class A Membership Interest upon the receipt of certain regulatory approvals.